Megan N. Gates | 617 348 4443 |mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

March 12, 2013

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler

Jay Mumford

Re:	NeuroMetrix, Inc.

Registration Statement on Form S-3

File No. 333-186855

Ladies and Gentlemen:

We are submitting this letter on behalf of NeuroMetrix, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on March 11, 2013 (the “Comments”) from Jay Mumford to me, as the Company’s outside counsel, relating to the above-referenced registration statement on Form S-3 of the Company filed February 25, 2013 (the “Registration Statement”) and the prospectus contained therein. In conjunction with this letter, the Company is filing via EDGAR for review by the Staff Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

For convenient reference, we have set forth below in italics each of the Staff’s Comments and have keyed the Company’s responses to the numbering of the Comments. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s Comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

March 12, 2013

Part II. Signatures

1.	Please identify the officers that currently serve as the Company’s principal executive officer, principal financial officer and principal accounting officer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-4 of Amendment No. 1.

Exhibit Index

2.	Please revise the legal opinion filed as Exhibit 5.1 to remove the following phrase: “It is understood that this opinion is to be used only in connection with the offer and sale of Securities while the Registration Statement is in effect.”

Response: In response to the Staff’s comment, the Company’s legal counsel has revised its legal opinion and the Company has re-filed Exhibit 5.1 with Amendment No. 1.

*    *    *    *    *

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

March 12, 2013

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ MEGAN N. GATES

Megan N. Gates

cc:	Securities and Exchange Commission

Jeffrey Riedler, Assistant Director

Jay Mumford

NeuroMetrix, Inc.

Shai Gozani, M.D., Ph.D.

Thomas Higgins

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Garrett Winslow